ITEM 77Q





     At a meeting of the Board of Directors of Mathers Fund, Inc.
held on February 3, 1997, the following resolution was unanimously adopted:

          RESOLVED, that the first sentence of Article II,
     Section 1 of the Amended and Restated Bylaws of the Corporation be, and it hereby is, amended to read as follows:

          "The number of directors of the corporation shall be five."